Will H. Cai

+852 3758 1210

wcai@cooley.com

January 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Franklin Wyman
Ms. Sasha Parikh
Ms. Abby Adams
Ms. Christine Westbrook

Re:	Gracell Biotechnologies Inc.

Amendment No.2 to Registration Statement on Form F-1 and

Response to the Staff’s Comment Letter Dated January 5, 2021

File No. 333-251494

Ladies and Gentlemen:

On behalf of our client, Gracell Biotechnologies Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 5, 2021 (the “Comment Letter”). Concurrently with the submission of this letter, the Company is filing Amendment No.2 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR. To facilitate the Staff’s review, we are also delivering four clean copies of the Registration Statement and four copies marked to show all changes to the Amendment No.1 to the Company’s registration statement on Form F-1 filed to the Commission on January 4, 2021, and two copies of the filed exhibits.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Prospectus Summary, page 1

1.

We reissue comment 2 and comment two of our prior letter. Our comments regarding claims of safety and efficacy apply to the text as well as the graphics. Revise the graphics on pages 3 and 154-156 to eliminate claims of:

•	“improved transduction efficiency,”

•	“potential to eliminate HvG without extra immunosuppresive therapeutics,”

•	“potential to eradicate cancer cells as a standalone therapy,”

•	“fast remission.”

January 6, 2021

•	“greater T cell potency,”

•	“enhanced . . . tumor cell clearance activities,”

•	“potential to eradicate cancer cells as a standalone therapy,”

•	“potential to achieve fast remission and avoid anti-CD52 therapy and potentially HSCT,” and

•	“potential to . . . enhance potency . . . [and] improve safety.”

Response to Comment 1:

With respect to the graphics on page 3, the Company notes that an identical graphics also appears on page 155, and the Company has revised the graphics on page 155 to address the Staff’s comments and has removed the graphic on page 2.

With respect to the graphics which previously appeared on pages 154 and 155 of Amendment No.1 to the Company’s registration statement on Form F-1, the Company has deleted it entirely to address the Staff’s comments.    .

Our Clinical Development Pipeline, page 5

2.

We reissue comment 4. Revise the table to provide an arrow that shows your product development in China and the U.S., as distinct from the IIT being conducted in China. Your pipeline table continues to overstate the development status of these products that is within your control.

Response to Comment 2:

In response to the Staff’s comment, the Company respectfully submits that it has revised the pipeline table on pages 4, 150 and 163 as requested.

Summary Risk Factors, page 8

3.

We reissue comment 1 in part. Revise the first page of the summary to further clarify and highlight the risk that you will be delisted from the Nasdaq. For example, in the summary risk factors on page 9, you state, “The enactment of the Holding Foreign Companies Accountable Act will result in prohibitions on the trading of the ADSs on The Nasdaq Global Market or other U.S. exchange if our auditor fails to be inspected by the PCAOB for three consecutive years.” Clarify the degree of risk, to the extent possible. For example, explain whether it is possible, under current laws and regulations for your auditor to be inspected by the PCAOB.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised pages 1, 8 and 92 of the Registration Statement as requested.

January 6, 2021

Capitalization, page 115

4.

The reported amounts for issued and outstanding ordinary shares and total shareholders’ equity on a “pro forma as adjusted” basis as of September 30, 2020 do not appear to correctly reflect the adjustment for the sale of ordinary shares in this offering. Please revise the capitalization table accordingly or provide us a reconciliation of total shareholders’ equity from a pro forma basis to a pro forma as adjusted basis. In addition, please revise your calculations and related disclosures in the document for consistency, as applicable. For instance, the number of ordinary shares to be outstanding after the offering on page 15 is not consistent with the number of ordinary shares reflected in the capitalization table after pro forma adjustments.

Response to Comment 4:

In response to the Staff’s comment, the Company respectfully advises that a “pro forma” basis assumes the automatic conversion of the Company’s convertible redeemable preferred shares that were outstanding as of September 30, 2020 and excludes the impact of Series C convertible redeemable preferred shares that were issued on October 20, 2020, while a “pro forma as adjusted” basis includes the impact of automatic conversion of Series C convertible redeemable preferred shares as indicated on pages 116 and 117.

The Company provides the following reconciliation of outstanding ordinary shares and total shareholders’ equity from a pro forma basis to a pro forma as adjusted basis and ensures the related disclosures in the document for consistency.

Reconciliation of outstanding ordinary shares as of September 30, 2020:

Number of Ordinary Shares
Pro forma basis	211,451,434
The automatic conversion of Series C convertible redeemable preferred shares (issued on October 20, 2020) into ordinary shares upon this offering	61,364,562
Sale of ordinary shares in the form of ADS in this offering	44,125,000
Pro forma as adjusted basis	316,940,996

Reconciliation of shareholders’ equity:

US$ in thousands
Pro forma basis	38,851
The proceeds received from issuance of Series C convertible redeemable preferred shares (issued on October 20, 2020)	100,351
The net proceeds received from this offering(1)(2)	136,871
Pro forma as adjusted basis	276,073

(1)	Net proceeds = Total estimated proceeds of US$150,025 thousand - 7% underwriting discounts and commissions of US$10,502 thousand - total listing expenses of US$2,652 thousand to be capitalized
(2)	The amount of net proceeds (US$136.2 million) disclosed in the section titled “Use of Proceeds” of the Registration Statement is calculated as follows:

January 6, 2021

Total net proceeds (US$136.2 million) = Total estimated proceeds (US$150.0 million) – 7% underwriting discounts and commissions of US$10.5 million (7% x US$150.0 million)—total expenses related to this offering, representing total amounts payable to service providers that included both capitalized and expensed portions (US$3.3 million)

The Company has further revised the disclosure on pages 116-117 to clarify the presentation.

Management Compensation of Directors and Executive Officers, page 215

5.	Revise to provide compensation information for the last full financial year, as required by Item 4.a. of Form F-1 and Item 6.B. of Form 20-F.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 216 of the Registration Statement to include the compensation information for the year ended December 31, 2020.

Item 7. Recent Sales of Unregistered Securities, page II-1

6.

We note the recent option grants. Revise the option grant disclosure to provide the information required by Item 701 of Regulation S-K, including the dates such option grants were made and exercised (if applicable) and the terms of exercise.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of the Registration Statement to include the information required by Item 701 of Regulation S-K of the recent option grants.

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Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	William Wei Cao, Chairman and Chief Executive Officer, Gracell Biotechnologies Inc.

Yili Kevin Xie, Chief Financial Officer, Gracell Biotechnologies Inc.

Alex Zhuang, Partner, PricewaterhouseCoopers Zhong Tian LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Yasin Keshvargar, Esq., Partner, Davis Polk & Wardwell LLP